Exhibit 21
Subsidiaries of the Registrant
The information below is provided as of December 31, 2024 with respect to the subsidiaries of the Registrant, all of which are wholly owned by the Corporation, directly or indirectly. The names of certain inactive subsidiaries and other consolidated subsidiaries of the Registrant have been omitted because such subsidiaries would not constitute a significant subsidiary, individually or in the aggregate.

Name	Organized Under the Laws of
Curtiss Wright Controls Inc.	Delaware
Dy4 Systems, Inc. (DY4 Canada)	Ontario
Curtiss-Wright Flow Control Corporation	New York
Curtiss-Wright Flow Control Service, LLC	Delaware
Metal Improvement Company, LLC	Delaware